UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40488

Molecular Partners AG
(Translation of registrant's name into English)

Wagistrasse 14
8952 Zurich-Schlieren
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

Molecular Partners AG (the "Company") is filing this Form 6-K to furnish (i) a press release the Company issued on May 12, 2022 and (ii) condensed consolidated interim financial statements (unaudited) as of, and for the three months ended, March 31, 2022, which are furnished herewith as Exhibit 99.1 and 99.2, respectively.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated May 12, 2022
99.2	Condensed consolidated interim financial statements (unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Partners AG
(Registrant)

Date: May 12, 2022	/s/ PATRICK AMSTUTZ
Patrick Amstutz
Chief Executive Officer